SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

96169B 118

(CUSIP Number of Common Stock Underlying Class of Securities)

James B. Jenkins

Chief Executive Officer

365 Canal Street, Suite 2900

New Orleans, Louisiana 70130

(504) 525-9741

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,979,987	$427

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 45,999,900 warrants, each to purchase one share of common stock, at the purchase price of $0.13 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $71.30 per million dollars of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $427	Filing Party: Westway Group, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: August 9, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, including the Amendment No. 1 filed on August 20, 2010 (the “Amendment No. 1”), collectively constitute the “Schedule TO”) filed by Westway Group, Inc., a Delaware corporation (“Westway” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with Westway’s offer to purchase for cash up to 45,999,900 warrants, each exercisable for one share of its common stock, par value $0.0001 per share (the “warrants”), at a price of $0.13 per warrant, net to the seller in cash, without interest. Westway’s offer is subject to the terms and conditions set forth in the Offer to Purchase dated August 9, 2010 and in the related Letter of Transmittal, which, each as amended or supplemented from time to time, including pursuant to the Amendment No. 1 and this Amendment No. 2, together constitute the offer (the “Offer”) and copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On September 7, 2010, Westway issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference, announcing that the Offer has been extended until 12:00 midnight, New York City time, on Wednesday, September 8, 2010, unless further extended. The Offer had been scheduled to expire at 12:00 midnight, New York City time, on Friday, September 3, 2010 (the “Initial Expiration Date”).

Based on information provided by Continental Stock Transfer & Trust Company, the Depositary for the Offer, a total of 15,654,201 warrants, representing approximately 34% of the total number of warrants eligible to be tendered in the Offer, had been tendered and not withdrawn as of the Initial Expiration Date.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto and changing the number of the previously filed Exhibit (a)(5) to Exhibit (a)(5)(A)

Exhibit Number	Description

(a)(5)(B)	Press Release issued by Westway Group, Inc. on September 7, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWAY GROUP, INC.

By:	/S/ THOMAS A. MASILLA, JR.
Thomas A. Masilla, Jr. Chief Financial Officer

Date: September 7, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)(B)	Press Release issued by Westway Group, Inc. on September 7, 2010.

3